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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/11/08: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2                 Announcement on 2018/11/12: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2018/11/16: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4                 Announcement on 2018/11/23: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5                 Announcement on 2018/11/09: October Revenue

99.6                 Announcement on 2018/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/11/08

2. Number of shares repurchased this time: 34,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$371,186,445

5. Average repurchase price per share this time: NTD$10.92

6. Cumulative number of own shares held during the repurchase period: 234,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.88

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/11/12

2. Number of shares repurchased this time: 28,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$297,627,923

5. Average repurchase price per share this time: NTD$10.63

6. Cumulative number of own shares held during the repurchase period: 262,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.11

8. Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/11/16

2. Number of shares repurchased this time: 25,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$268,954,236

5. Average repurchase price per share this time: NTD$10.76

6. Cumulative number of own shares held during the repurchase period: 287,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.31

8. Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/11/23

2. Number of shares repurchased this time: 25,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$277,447,427

5. Average repurchase price per share this time: NTD$11.10

6. Cumulative number of own shares held during the repurchase period: 312,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.51

8. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

November 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
October	Net sales	12,577,408	13,808,274	(1,230,866)	(8.91%)
Year-to-Date	Net sales	128,312,778	126,462,306	1,850,472	1.46%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,182,000	6,096,000	21,206,473

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  October 31, 2018 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,429,126
UMC (Note2)	15,547,730	14,081,760	95,429,126
UMC (Note3)	0	0	95,429,126

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,316,429	5,378,340	0
Fair Value	0	0	(11,409)	0
Net profit (loss) from Fair Value	0	(31,605)	(11,409)	0
Written-off Trading
Contracts	0	0	33,046,932	0
Realized profit (loss)	0	0	(74,784)	0

bUnder hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	3,639,440	0
Fair Value	0	0	(9,007)	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	0	0
Realized profit (loss)	0	0	0	0

Exhibit 99.6

United Microelectronics Corporation

For the month of October, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2018	Number of shares as of October 31, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 30, 2018	Number of shares as of October 31, 2018	Changes
Vice President	MC Lai	376,000	626,000	250,000